Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 5, 2023

FAIRFAX FINANCIAL PARTNERS WITH KENNEDY WILSON TO ACQUIRE LOAN
PORTFOLIO FROM PACIFIC WESTERN BANK,
MAKES ADDITIONAL EQUITY INVESTMENT IN KENNEDY WILSON

(Unless otherwise provided herein, all dollar amounts in this announcement are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX:FFH and TSX:FFH.U) is pleased to announce that it has agreed with Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) (NYSE:KW) that, through certain of its subsidiaries (collectively, “Fairfax”), it will acquire an interest of approximately 95% in certain of the real estate construction loans (collectively, the “Loans”) that Kennedy Wilson has agreed to acquire from Pacific Western Bank (the “Transaction”), a bank holding company headquartered in California.

The total purchase price for the Loans is approximately $2.1 billion, of which Fairfax will fund 95% (approximately $2.0 billion). The aggregate principal balance currently outstanding under the Loans is approximately $2.3 billion. Fairfax will also assume approximately 95% of all future funding obligations under the Loans, subject to customary conditions to disbursement, which future funding obligations attributable to Fairfax total approximately $1.7 billion. The aggregate principal balance of the Loans, which are floating rate, currently carries an average interest rate of approximately 8.6%, and Fairfax has entered into interest rate swap arrangements to effectively fix this rate over the life of the Loans. The weighted-average remaining term to maturity for the Loans based on gross commitments is approximately 1.7 years, with some Loans subject to customary extension rights by the borrower up to a maximum of two additional one-year terms. Taking into account the discount at which Fairfax acquired the principal balances of the Loans, Fairfax expects the average annual return on the capital deployed by Fairfax in connection with the Loans to exceed 10%. All of the Loans are secured by real property located in the United States with an average loan-to-value ratio of approximately 51% and are supported by completion guarantees issued by the project equity sponsors. More than 70% of the Loans relate to multifamily or student housing development projects with the balance being a mix of industrial, hotel and life science office property development projects.

“We are excited to continue our great partnership with Kennedy Wilson, led by Bill McMorrow, and to acquire an interest in a stable and attractive loan portfolio that further strengthens the foundation of interest and dividend income-generating assets that will benefit Fairfax over the next two to three years,” said Prem Watsa, Chairman and CEO of Fairfax Financial Holdings Limited.

The closing of the Transaction and the sale of each Loan is subject to the satisfaction of customary closing conditions (including Pacific Western Bank securing certain counterparty consents and waivers), and it currently expected to close in multiple tranches during the second and early part of the third quarter of 2023. If a required counterparty consent or waiver in respect of a single Loan is not obtained, Fairfax will not be obligated to acquire that Loan but Fairfax’s rights and obligations with respect to the acquisition of each other Loan will be unaffected.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

In addition to the Transaction, Fairfax also agreed to make a $200 million preferred equity investment in Kennedy Wilson. Under the terms of the agreement relating to the investment, Fairfax will acquire perpetual preferred stock that carries a 6.0% annual dividend rate and is callable by Kennedy Wilson at any time. Additionally, Fairfax acquired 7-year warrants for approximately 12.3 million common shares with an initial strike price of $16.21 per share, based on Kennedy Wilson’s closing price on June 2, 2023. The investment is subject to customary closing conditions and is expected to close during the second quarter of 2023.

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; unfavourable changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the global pandemic caused by COVID-19 and the conflict in Ukraine. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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